Exhibit 16.2

Securities and Exchange Commission

1000 F Street, NE

Washington, DC 20549-6561

We are the succeeding independent registered public accounting firm to De Meo Young McGrath, P.A. Certified Public Accountants and Consultants (“DYM”), which was the independent registered public accounting firm that audited the consolidated financial statements of eCareer Holdings, Inc. and Subsidiaries (the “Company”) as of and for the year ended June 30, 2013.

We have been furnished with a copy of the response to item 4.01 of Form 8-K to be filed by the Company with respect to the change in the Company’s certifying independent registered public accounting firm, which report is to be filed by the Company with you.

We agree with the statements made in response to that item insofar as they relate to DYM and this firm.

Very truly yours,

/s/ Goldstein Schechter Koch, P.A.

Goldstein Schechter Koch, P.A.
Coral Gables, Florida
January 21, 2014